Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III
FBattaglia@stradley.com
215.564.8077

April 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention: Ms. Samantha Brutlag

Re:	GPS Funds II (the "Trust")
File No. 333-170106 and 811-22486

Dear Ms. Brutlag:

This letter responds to the comments provided to me by telephone on February 26 and April 9, 2018 with regard to Post-Effective Amendment Nos. 25/28 (the "Amendment") to the Trust's registration statement, which was filed with the U.S. Securities and Exchange Commission ("SEC") via EDGAR on January 9, 2018 pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 485(a)(2) under the Securities Act of 1933 (the "1933 Act") to register shares of three new series of the Trust: the GuidePath Conservative Income Fund; the GuidePath Income Fund; and the GuidePath Growth and Income Fund (collectively, the "Funds").  We have summarized each of your comments below, in the order you provided them, and have set forth the Trusts' response immediately below each comment.  Capitalized terms not defined herein shall have the meaning set forth in the Amendment.

1. Comment: Please note that comments provided with respect to one Fund's disclosure apply to similar disclosure included for each of the Funds, if applicable.

Response:  The Funds note that disclosure revisions responsive to the staff's comments will be analyzed for each applicable Fund and incorporated throughout the document, where appropriate.

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
April 20, 2018

2. Comment:  Please supplementally provide the completed fee and expense table for each Fund to the staff at least one week prior to effectiveness of the registration statement.

Response:  The Trust will provide fee and expense table information one week prior to effectiveness.

3. Comment:  With respect to the GuidePath Conservative Income Fund (the "Conservative Income Fund"), the staff believes that the use of the phrase "conservative income" in the Fund's name may implicate Rule 35d-1 under the 1940 Act. The staff notes that the Fund's current disclosure indicates that the Fund may invest up to 33% of its total assets in bonds rated below investment grade, including emerging market debt securities. The staff believes this may be inconsistent with the risk profile suggested by the use of "conservative income" in the Fund's name. Accordingly, please consider adding an 80% policy to invest in securities conventionally considered to be conservative, income-generating securities such as investment grade fixed income securities.
Response: The Fund respectfully submits that the phrase "conservative income" as used in the Fund's name relates to the Fund's investment objectives of seeking i) to generate current income and ii) capital preservation, and does not connote a particular type of investment.
The staff has taken the position that Rule 35d-1 "would not apply to the use of the term 'income' where that term suggests an investment objective or strategy rather than a type of investment."  See Securities and Exchange Commission, Frequently Asked Questions about Rule 35d-1 (Investment Company Names), at Question 9 (the "FAQ"), https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. In the FAQ, the staff explained:
For example, fund companies offering a group of "life cycle" funds, each of which invests in stocks, bonds, and cash in a ratio considered appropriate for investors with a particular age and risk tolerance, sometimes use the term "income" to describe the fund that places the greatest emphasis on achieving current income.
The staff in the FAQ contrasted the above scenario with the use of the specific term "fixed income" in a Fund's name, because "fixed income" is a "particular type of investment."  Id.
The Funds are intended to provide investors with stable cash flows (i.e., income) at three different levels of different risk tolerances: (1) the GuidePath Growth and Income Fund (the "Growth and Income Fund") will seek capital appreciation and income; (2) the GuidePath Income Fund (the "Income Fund") will seek high current income; and (3) the Conservative Income Fund will seek capital preservation and income.  We believe that this is analogous to the scenario provided in the FAQ as an example of a use of the term "income" which connotes an overall investment objective that focuses on providing income to investors and does not connote

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
April 20, 2018

a specific type of investment.  Unlike the phrase "fixed income," which is a term generally synonymous with debt investments, "conservative income" is not a phrase commonly used in reference to a specific instrument or asset class.
Notwithstanding the foregoing, the Fund acknowledges the staff's comment with respect to investments in debt securities rated below investment grade and has revised its disclosure to indicate that the Fund may invest up to 20% (instead of 33%) of its total assets in bonds rated below investment grade (which may include emerging market bonds).  The Fund has also revised its strategy and risk disclosure to indicate that in pursuit of its secondary investment objective of capital preservation, the Fund expects under normal circumstances to invest a significant portion of its assets in cash and cash equivalents, including by investing approximately 25% to 50% of the Fund's total assets in money market funds.
4. Comment: The staff notes that each Fund may invest in emerging market debt securities. The definition of "emerging market countries" is provided in the Funds' statement of additional information ("SAI") on page 23. Consider adding the definition to each Fund's summary prospectus as well.
Response: The Trust respectfully declines to add the definition of an emerging market country to each Fund's summary prospectus and believes the SAI is the appropriate location for the disclosure.
5. Comment: Each Fund may invest more than 15% of its assets in below investment grade securities that are mortgage-backed securities ("MBS"), including both commercial and residential MBS, as well as collateralized mortgage obligations ("CMOs"). The staff notes that these securities may be less liquid than other types of investments and can present liquidity challenges for funds under certain circumstances.  Please supplementally: a) state the percentage of each Fund's assets expected to be invested in below investment grade MBS and CMOs; b) explain how each Fund plans to classify the liquidity of such securities, including i) whether the Fund would consider any MBS or CMOs to be illiquid for purposes of the 1940 Act and ii) whether the Fund considers these types of securities to be less liquid than related investment grade MBS or CMOs, indicating why or why not and, if yes, to what extent; and c) explain how each Fund will comply with Rule 22e-4, including whether the Fund expects that it will need to modify its portfolio to come into compliance with the Rule and if so, in what ways.
Response: The Funds will not have direct investment exposure to MBS or CMOs. Rather, each Fund seeks to achieve its investment objective by primarily investing in other investment companies and pooled investment vehicles, which in turn may have exposure to those types of securities. Each Fund considers the liquidity of its Underlying Funds in managing liquidity risk. The Funds will comply with Rule 22e-4 and do not anticipate that modifications to their portfolios will be necessary in connection with implementation of Rule 22e-4.
6. Comment: Please be more specific regarding the types derivatives in which each Fund expects to invest, consistent with applicable staff guidance. See, e.g., Letter dated July 30, 2010,

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
April 20, 2018

from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (the "Barry Miller Letter").
Response: The Conservative Income Fund will not invest in derivatives directly, but may have exposure to derivatives via its Underlying Funds, as described in the Fund's principal strategies disclosure. The Income Fund and the Growth and Income Fund will invest directly in derivatives, including options and futures contracts. In response to the staff's comment, the following has been added to each of the Income Fund's and the Growth and Income Fund's principal investment strategies disclosure:
The Fund may invest in Underlying Funds that use derivatives for risk management purposes or as part of their investment strategies. An Underlying Fund may use derivatives to earn income and enhance returns, to manage or adjust the risk and duration exposure profile of the Underlying Fund, to replace more traditional direct investments or to obtain exposure to certain markets, interest rates, sectors or individual issuers. The derivatives used by an Underlying Fund may allow the Underlying Fund to obtain net long or net negative (short) exposures to selected interest rates, countries, duration or credit risks. An Underlying Fund may also use derivatives to hedge or gain exposure to currencies.  The Fund may also invest directly in futures contracts. It is anticipated that the Fund may have net economic leverage of up to 30% of the Fund's total assets through its investments in closed-end funds, leveraged ETFs and ETNs, and certain derivatives, such as options and futures contracts.
7. Comment: Please revise the Funds' "Exchange-Traded Funds Risk" to state that shares of exchange-traded funds ("ETFs") may trade at a discount to their net asset values ("NAV").
Response: The "Exchange-Traded Funds Risk" included in each Fund's summary prospectus has been revised as follows:
Exchange-Traded Funds Risk:  An ETF may represent a portfolio of securities, or may use derivatives in pursuit of its stated objective.  The risks of owning an ETF generally reflect the risks of owning the underlying securities held by the ETF, although a lack of liquidity in an ETF could result in it being more volatile.  In addition, ETF shares may trade at a premium or discount relative to their net asset value. ETFs have management fees and other expenses which the Fund will indirectly bear.
8. Comment: With respect to each Fund's investment in "junk bonds" please specify that such investments are speculative.
Response: We have revised the "High Yield Debt Securities Risk" in each Fund's summary prospectus as follows:

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
April 20, 2018

High-Yield Debt Securities Risk: High-yield debt securities or "junk bonds" are debt securities rated below investment grade by a nationally recognized statistical rating organizations ("NRSRO").  Junk bonds are subject to greater credit risk than higher-grade securities, ~~and~~ have a greater risk of default and are considered speculative.  Issuers of junk bonds are more likely to experience financial difficulties that may impair their ability to make principal and interest payments.
9. Comment: To the extent investments in collateralized debt obligations ("CDOs") is a principal strategy of a Fund, please confirm that the Fund's strategy disclosure references CDOs, or delete the corresponding principal risk.
Response: Each Fund's principal investment strategy disclosure currently provides that the Fund may invest in, among other things, "securitized or collateralized debt securities." (See pages 2, 8 and 17 of the prospectus). In response to your comment, we have revised the reference to "collateralized debt securities" to refer to "collateralized debt obligations" to tie to the corresponding risk disclosure.
10. Comment: With respect to the length of the portfolio managers' service to the Fund, please specify the month and year of the Fund's inception date when available.
Response: The requested revision has been made.
11. Comment: With respect to each of the Income Fund and the Growth and Income Fund, the Fund's strategy disclosure provides that the Fund will seek exposure to pools of whole loans sourced through peer-to-peer or marketplace lending platforms via the Fund's investments in other pooled investment vehicles (i.e., indirectly).  Please clarify the Funds' strategy and risk disclosure to state whether the Funds' exposure to whole loans will be achieved exclusively through indirect investments or will include direct investments. Please note, to the extent either Fund expects to invest directly in whole loans, the staff may have additional comments to the current disclosure, including with respect to the Fund's evaluation of the liquidity of these investments.
Response: The Funds will not invest directly in whole loans, and will only obtain exposure to pools of whole loans sourced through peer-to-peer or marketplace lending platforms via the Funds' investments in other pooled investment vehicles.  The liquidity of a Fund's investment in any pooled investment vehicle through which the Fund obtains exposure to such loans will be determined in accordance with the Fund's procedures, and such determination generally will depend on the nature of the pooled investment vehicle and how its shares or interests are purchased, redeemed or sold.  For example, if a Fund invests in a vehicle that only offers monthly or quarterly redemptions, the Fund's investment would be treated as illiquid and subject to the 15% limitation as described in the Funds' prospectus.

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
April 20, 2018

12. Comment: With respect to the Growth and Income Fund, please disclose the maturity and quality of the debt securities in which the Fund will invest, including any parameters or limitations with respect to the Fund's investments in debt securities.
Response: The following sentence has been added to the Fund's principal investment strategy disclosure: "The Fund may invest in debt securities of any maturity or quality."
13. Comment: The disclosure on page 45 of the prospectus provides that the Adviser may recoup fees waived for a period of up to three years. Please verify that fees may only be recouped for a period of three years from the date on which the fees were waived, consistent with applicable staff guidance regarding recoupments.
Response:  The Trust confirms that under the expense limitation agreement, AssetMark, Inc. ("AssetMark") may recoup waived fees and expenses borne for a period of three years from the date on which the fees were waived and/or expenses were reimbursed under specified conditions. Consistent with the staff's position, fees waived and/or expenses reimbursed may only be recouped up to the lesser of (i) the cap in effect at the time of the waiver or reimbursement or (ii) the cap in effect at the time of recapture.
*  *  *

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted, /s/ Fabio Battaglia Fabio Battaglia

cc:           Carrie E. Hansen
Patrick Young

Appendix A
Fee and Expense Tables

GUIDEPATH® CONSERVATIVE INCOME FUND

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.54%
Administrative Services Fees	0.25%
All Other Expenses	0.29%
Acquired Fund Fees and Expenses(2)	0.20%
Total Annual Fund Operating Expenses	1.09%
Fee Waiver and/or Expense Assumption(3)	-0.25%
Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Assumption)(3)	0.84%
(1)	Other expenses are estimated for the current fiscal year.
(2)
Acquired Fund Fees and Expenses ("AFFE") are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies, including money market funds and other mutual funds, closed end funds, business development companies or certain exchange-traded funds. AFFE are based on estimated amounts for the current fiscal year.

(3)
AssetMark, Inc. ("AssetMark" or the "Advisor") has contractually agreed through July 31, 2019 to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses (excluding taxes, interest, trading costs, acquired fund expenses, expenses paid with securities lending expense offset credits and non-routine expenses) do not exceed 0.64% of average daily net assets.  This expense limitation agreement may not be terminated prior to July 31, 2019 unless the Board of Trustees consents to an earlier revision or termination. Under the expense limitation agreement, AssetMark may recoup waived fees and expenses borne for a three-year period under specified conditions. No recoupment will be paid to AssetMark if the Fund's current Total Annual Fund Operating Expenses exceed the expense limitation in effect at the time fees were waived or expenses were reimbursed.

GUIDEPATH® INCOME FUND

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.56%
Administrative Services Fees	0.25%
All Other Expenses	0.31%
Acquired Fund Fees and Expenses(2)	0.20%
Total Annual Fund Operating Expenses	1.21%
Fee Waiver and/or Expense Assumption(3)	-0.22%
Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Assumption)(3)	0.99%
(1)	Other expenses are estimated for the current fiscal year.
(2)
Acquired Fund Fees and Expenses ("AFFE") are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies, including money market funds and other mutual funds, closed end funds, business development companies or certain exchange-traded funds. AFFE are based on estimated amounts for the current fiscal year.

(3)
AssetMark, Inc. ("AssetMark" or the "Advisor") has contractually agreed through July 31, 2019 to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses (excluding taxes, interest, trading costs, acquired fund expenses, expenses paid with securities lending expense offset credits and non-routine expenses) do not exceed 0.79% of average daily net assets.  This expense limitation agreement may not be terminated prior to July 31, 2019 unless the Board of Trustees consents to an earlier revision or termination. Under the expense limitation agreement, AssetMark may recoup waived fees and expenses borne for a three-year period under specified conditions. No recoupment will be paid to AssetMark if the Fund's current Total Annual Fund Operating Expenses exceed the expense limitation in effect at the time fees were waived or expenses were reimbursed.

GUIDEPATH® GROWTH AND INCOME FUND

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.57%
Administrative Services Fees	0.25%
All Other Expenses	0.32%
Acquired Fund Fees and Expenses(2)	0.20%
Total Annual Fund Operating Expenses	1.22%
Fee Waiver and/or Expense Assumption(3)	-0.23%
Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Assumption)(3)	0.99%
(1)	Other expenses are estimated for the current fiscal year.
(2)
Acquired Fund Fees and Expenses ("AFFE") are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies, including money market funds and other mutual funds, closed end funds, business development companies or certain exchange-traded funds. AFFE are based on estimated amounts for the current fiscal year.

(3)
AssetMark, Inc. ("AssetMark" or the "Advisor") has contractually agreed through July 31, 2019 to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses (excluding taxes, interest, trading costs, acquired fund expenses, expenses paid with securities lending expense offset credits and non-routine expenses) do not exceed 0.79% of average daily net assets.  This expense limitation agreement may not be terminated prior to July 31, 2019 unless the Board of Trustees consents to an earlier revision or termination. Under the expense limitation agreement, AssetMark may recoup waived fees and expenses borne for a three-year period under specified conditions. No recoupment will be paid to AssetMark if the Fund's current Total Annual Fund Operating Expenses exceed the expense limitation in effect at the time fees were waived or expenses were reimbursed.